FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Partners with Black Lake First Nation in Uranium Exploration

Vancouver, Canada, December 21th, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to announce that it has finalized an option agreement with the Black Lake Denesuline First Nation to undertake uranium exploration on Black Lake Reserve lands.  The Black Lake lands are located on the northern rim of the Athabasca Basin in Saskatchewan, Canada and covers 32,036 hectares (79,163 acres).

In the Black Lake area, there is known potential for “Unconformity Style” uranium mineralization.  One historical uranium vein deposit located just outside the edge of the Athabasca unconformity was mined in the past (Nisto Mine, 1952), and recent exploration in the area has focused on unconformity style uranium discoveries along the Platt Creek fault zone which parallels the regional Black Lake fault system.   The western area of the Reserve lands cover approximately 5km of the Black Lake fault system. The Reserve areas also straddle the edge of the Athabasca basin for over 30 km from East to West, providing a series of environments from near-surface up to approximately 300 metres of sandstone depth.

Under the terms of the option agreement, the Company may earn a 49% interest in the mineral resources contained on the reserve lands by expending a minimum of Cdn$2 million in exploration expenditures over a four year period.  In addition, CanAlaska commits to issue to Black Lake Denesuline First Nation up to 300,000 common shares and to make cash payments of up to Cdn$130,000.  Upon CanAlaska fulfilling its obligations under the option agreement, it shall form a joint venture in which it will hold a 49% ownership interest.  The agreement contains provisions for the participation of 3rd parties should mineable uranium resources be defined.

News Release

December 21st, 2006

Most past exploration on these Reserve Lands was accomplished by the Amok/Moka group in the 1960’s and by Eldorado Nuclear and SMDC from 1975 to 1980.  A number of airborne and ground geophysical surveys were completed as well as approximately 100 drill holes.  Work before 1975 targeted sandstone-hosted uranium mineralization as “unconformity” style deposits were unknown at the time.

CanAlaska’s mandate under the exploration option agreement is to commence modern geophysical surveys across all of the Reserve lands, and to progressively focus on known and newly-identified mineralized trends.  CanAlaska will start exploration in January 2007 with the first airborne survey, as well as a compilation of previous work.  This compilation will lead to target definition, ground geophysics and eventual drilling.  Exploration in the summer of 2007 will concentrate on identifying surface alteration and uranium mineralization that may reach surface or may be outcropping along the unconformity.  A joint venture partnership is envisioned for the development of any potential discoveries, with CanAlaska acting as project operator.

Peter Dasler, President and CEO of CanAlaska states, “Our agreement with Black Lake Denesuline First Nation represents another important step forward in CanAlaska’s objective to develop the mineral resources of the North in partnership with First Nation communities.  The Black Lake Lands are within an area of high uranium exploration potential and we are very excited to work hand-in-hand with the local community towards realizing this potential.  CanAlaska is one of the most aggressive uranium explorers across the Athabasca Basin and we warmly welcome the participation of local First Nation businesses and individuals in support of our exploration efforts.”

Chief Frederick Throassie, Chief of the Black Lake Band and principal representative of the Black Lake Denesuline First Nation states, “We are most pleased to be working with CanAlaska in exploring for uranium.  Developing the mineral wealth of our lands for future generations represents one of our highest priorities.  If we are successful in finding and developing an economical uranium deposit, the potential exists to improve the economic and social infrastructure of our community significantly.  CanAlaska possesses an impressive exploration track record and we look forward to providing our infrastructure and human resources towards ensuring mutual success.”

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005/2006, CanAlaska expended over Cdn$12 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling from the West McArthur project (now under option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in Winter, 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.,

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 21st, 2006